EXHIBIT 99.1

Hydrogenics Chosen for Fuel Cell Award in China

Initial Contract Value of $4 Million, with Follow-On Awards Expected in 2017

MISSISSAUGA, Ontario, Dec. 29, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation technology and hydrogen fuel cell power modules, today announced that it has been selected by one of its certified integrator partners in China for a fuel cell order to power buses throughout a number of major metropolitan areas. The initial size of the contract is estimated to be worth $4 million, although significant follow-on awards are anticipated in 2017. Additional terms were not disclosed. This latest win builds on Hydrogenics’ expansion into China, first announced in 2015, that includes partnering with a number of electric vehicle integrators to bring fuel cell and fueling station technology to the country. The Chinese market is growing rapidly due to the dedication of the Chinese government to combat smog and global warming.

“We are very pleased to announce this latest award in China, where we are seeing the fruits of our labor as the country continues to aggressively pursue initiatives to improve air quality,” said Hydrogenics’ CEO Daryl Wilson. “One of our certified integrator partners will purchase a large quantity of fuel cell power modules for their end customers, who will use them in buses of various sizes and designs. The country’s leadership continues to see the value of zero-emission vehicles as part of an overall plan to dramatically reduce air pollution nationwide, and fuel cell incentives are being offered at a level equivalent to batteries. In addition, fuel cells offer a greater range of mobility and more rapid fueling than batteries, last longer, and can be an integral part of a carbon neutral program if sustainable resources are also used to generate the hydrogen fuel itself. Hydrogenics remains a compelling choice given our technology leadership in heavy-duty fuel cells as well as the scope of our applications – which span from energy storage to large-scale hydrogen-based energy production. Our orders in China and expanding presence there lay the foundation for even larger contracts in the quarters to come; I can clearly say that 2017 will be the biggest year ever for us in China but, again, remains the tip of the iceberg for this tremendous market.”

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com